Exhibit 3.2

Any shareholder holding directly or indirectly a portion amounting to 2 percent of the stock capital or of the voting rights or a multiple of this percentage shall give notice to the Company of the number of shares or voting rights he holds, within fifteen days of the date one of these thresholds was exceeded. In the event of failure to comply with this notification requirement, and upon request of one or several shareholders holding at least 2 percent of the capital, recorded in the minutes of the Meeting, those shares in excess that should have been declared shall be deprived of their voting rights from the date of said Meeting and for any other subsequent Meeting to be held until the expiry of a 2-year period following the date on which the required notification of the passing of the threshold will have been regularized.